Exhibit 16.01

Ernst & Young LLP
  303 Almaden Boulevard
  San Jose, CA 95110
Phone: (408) 947-5500
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August 15, 2005
PCAOB Letter File
Office of the Chief Accountant
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549-7561
Gentlemen:
We have read Item 4 of Form 8-K dated August 9, 2005, of Selectica, Inc. and are in agreement with the statements contained in paragraphs 1 through 10 on pages 2 and 3 therein. We have no basis to agree or disagree with other statements of the registrant contained therein.
Regarding the registrant’s statements concerning the lack of internal control to prepare financial statements, included in paragraphs 4 through 9 on pages 2 and 3 therein, we had considered such matters in determining the nature, timing and extent of procedures performed in our audit of the registrant’s 2005 financial statements.
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